Exhibit 11

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CODE OF BUSINESS CONDUCT

INTRODUCTION

“Courage, integrity, commitment, consideration for others and an overriding concern for the groups interests are the foundations of Lafarge. Every employee and officer is expected to demonstrate her/his commitment to these values. This is the Lafarge way of building trust at all levels of the organization”. Extract of the Principles of Action

In furtherance of the Principles of Action, this code of business conduct is designed to set certain standards of conduct for all employees and officers of the Lafarge group as well as all persons that provide goods and services on behalf of the Group or its various entities such as representatives, agents and consultants. These rules do not cover every issue that may arise but set out basic principles to guide all employees and officers in carrying out their business duties. These rules are to be adapted, as the case may be, depending on local laws and regulations or should local codes of business conduct apply. However, if a local custom or policy conflicts with the Code, the employee or officer must comply with the Code. If any aspect of the Code is unclear or is not precise enough, the employee should ask her/his supervisor as to how to handle the situation. Finally, because certain principles set out in the Code are derived from legal and regulatory duties, failure to comply with certain aspects of the Code could subject the offender to civil or even criminal liability.

All employees and officers, whatever their position, must comply, within the limits of their duties, with the rules set forth below, that form part of their normal duties of loyalty and good faith, and ensure that they are also complied with by all persons in their teams or under their supervision.

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COMPLIANCE WITH LAWS AND REGULATIONS

General

Compliance with the law is the basic principle underlying the Group’s policies. All employees and officers are expected to respect and comply with laws and regulations that apply to her/him.

As a result of its presence in a large number of countries throughout the world, the Group’s operations are subject to the laws and regulations of many countries and supranational organizations such as the European Union. As Lafarge is a corporation organized in France and listed both in France and in the United States, the laws of France and/or the United States may at times extend to all the Group’s entities in addition to laws that would apply locally. Furthermore, the Group has taken certain commitments at an international level in relation to compliance and promotion of guidelines such as the protection of human rights, freedom of association, elimination of forced labor, abolition of child labor, elimination of discrimination in the field of labor and sustainable development.

Although not all employees and officers are expected to be specialized in the various laws and regulations that apply to her/his business activities, it is important to know enough to determine when to seek advice from colleagues or third parties.

Beyond compliance with the relevant laws and regulations, all employees and officers are expected to, carry out their duties with integrity and meet the highest standards of professional conduct in their dealings with the Group’s clients, suppliers, governmental bodies or partners. Employees and officers should ensure that all partners and suppliers are treated with fairness, with selection criteria being objective and transparent such as quality, cost or delivery deadlines with respect to a supplier.

Compliance with competition and trade laws

Competition is necessary to achieve economic efficiency and constitutes as such a key element of free enterprise which the Group believes in. Most countries have implemented competition laws that prohibit unfair practices such as collusion, unfair market domination, dumping… Lafarge has defined a Group policy on competition and trade issues that complies with the relevant regulations applicable in the various countries where it operates. These policies summarize the competition and trade rules that exist in the main parts of the world, sets out the Group’s resulting principles and strategies and includes training programs and reviews as to whether the activities carried out by Group entities are in compliance with the laws. A summary of the main competition and trade rules is available on the www.lafarge.com website. In case of breach, legal action could be taken against the relevant employees and officers in accordance with applicable laws and regulations. All employees and officers involved in competition and trade issues must inform themselves as to the Group’s policies on competition and trade laws and abide by such policies during her/his business activities. Each employee and officer must refer to the relevant supervisors any inquiries relating to the implementation of such policies in individual situations and inform promptly the Group Legal Department should they receive any notice or other communication from an authority in charge of competition laws issues in a given country or under a supranational organization.

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Compliance with laws on corruption

It is prohibited for any person to offer, promise or give any undue pecuniary or other advantage, whether directly or through intermediaries, to a public and/or private official, in order to obtain a favorable treatment or to influence the outcome of a negotiation in which the Group is interested. Doing so is illegal in most countries and would be violating the international convention on combating bribery of foreign public officials in force in many countries. An employee or officer who commits bribery while on duty could be subject to criminal penalties and termination of her/his employment.

Compliance with laws on insider trading

Any non-public information which might influence the market price of Lafarge shares should be kept in strict confidence until publicly released by authorized persons in accordance with applicable stock exchange regulations. Any employee or officer who has access to non-public information which could influence the price of Lafarge shares must keep such information confidential and refrain from carrying out any transaction in such shares whether for her/his own account or for the account of a third person. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only contrary to the Group’s rules of conduct but also illegal. Rules on insider trading extend to all transactions in shares or other securities of Group companies that are listed on a stock exchange, subject to any specific rules that may be applicable on such stock exchanges or published by such companies.

As part of the Group’s policy on insider trading, directors, employees and officers who as a result of their duties may have access to privileged information are required to sign a specific undertaking to comply with the regulations in this respect applying to the Group entities.

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PREVENTING CONFLICTS OF INTEREST

Relationships with a competitor, client or supplier

A conflict of interest exists when a person’s private interest is in conflict with the interests of the Company in a given professional engagement. Conflicts of interest arise when an employee, an officer or one of their family members has a business relationship with a competitor, client or supplier of the Group in the context of the negotiation or performance of an agreement or in carrying out an assignment for a Group entity. To receive advances, loans, guarantees or services in order to influence a decision to be taken by the Group would also constitute a conflict of interest, as well as for an employee or officer to work simultaneously for a competitor, client or supplier or to hold significant interests in such companies. Each employee and officer must prevent conflicts of interest situations by avoiding permanent financial interest with a competitor, client or supplier of the Group outside of its professional activities.

As Conflicts of interest are not always clear-cut, each employee or officer should consult with the Chief Legal Counsel of her/his Business Unit, Division or at Corporate level in case of doubt in a given situation.

Payments, gifts and benefits

No gift, payment or other benefit should be received by an employees and officers from a competitor, client or supplier of the Group. However, to receive gifts that are not excessive in value, do not constitute cash gifts, are consistent with customary business practices and do not violate any laws or regulations is permitted.

Political involvement

The Group respects the fact that its employees and officers, in their capacity as citizens, participate or may wish to participate in community activities All relevant employees and officer should however avoid to morally or financially commit the Group in these activities. Furthermore, an employee or officer who happens to be involved in decisions to be taken by a State, a governmental agency or a public body must refrain from taking part in a decision of that body that affects the Group (such as the granting of a license, an authorization or a procurement contract).

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ATTENTION TO PEOPLE AND THE ENVIRONMENT

Health and safety

To ensure the health and safety of its employees and officers is a Group priority. All employees and officers are entitled to work in a safe and healthy environment and are expected to participate in such efforts by acting in a responsible manner. The Group’s Heath and Safety Policy applies to all of its employees, officers, sub-contractors and other third party service providers. Such Policy is managed and monitored actively so as to improve the safety and health conditions of its employees, officer and sub-contractors on a continuing basis. Each employee and officer must perform their duties consistently with the heath and safety rules applicable at her/his workplace and participate in such training programs as may be organized from time to time. The complete text of the Group’s Health and Safety Policy is available on the site www.lafarge.com.

Preventing discriminatory actions and harassment

The diversity of employees and cultures represented within the Group is a tremendous asset. As part of its employer commitments, the Group is determined to offer its employees and officers equal opportunity in terms of recognition, progression and career path, irrespective of their origin or beliefs and does not tolerate any discrimination or harassment of any kind. Examples include derogatory comments based on racial, ethnic, gender characteristics, age or religion, or to adopt an unwelcome attitude with a sexual connotation. Such acts are prohibited within the Group. The full text of the Group’s Employment Policy is available on the site www.lafarge.com.

Environment

As part of its commitment in relation to sustainable development, Lafarge has, for a number of years, integrated environmental aspects in its strategy and culture. The Group’s commitments in this respect cover the mitigation of climate change, the conservation of nature, a more efficient use of energy and natural resources, the fact of minimizing the production of waste, harmful air emissions and water discharges, the preservation of heritage, landscape and biological diversity. The Group’s Environmental Policy defines the Group’s commitments regarding its operations, greenfield site development and major modification projects, resources, training and research, procurement, product stewardship and stakeholder relations. Every employee and officer must, within the limits of her/his duties, participate in the Group’s efforts and commitments by complying with applicable regulations and the Group’s environmental policies. Each employee or officer must report to the persons responsible for these matters, any compliance failures or possible exposures of which he becomes aware. The full text of the Group’s Environmental Policy is available on the site www.lafarge.com.

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PROTECTION OF THE GROUP’S ASSETS

Accuracy and protection of information

A good management of the Group requires that reliable information be conveyed to authorized recipients so as to enable them to carry out objective analysis and controls. It also implies that such information be protected to the extent that is to remain confidential.

Confidential information includes all non-public strategic, financial technical or business information such as formulas, processes, industrial know-how, industrial or business plans, financial and strategic plans, financial forecasts, business negotiations, marketing studies or client and supplier files, the disclosure of which would be harmful to the Group. Likewise, personal information regarding the Group’s employees and officers, clients and suppliers must be handled with care so as to prevent any alteration or improper disclosure in accordance with applicable law. The obligation to preserve confidential information also applies to information received from partners of the Group, it continues even after the employment ends.

Protection of the Group’s assets and resources

Each employee and officer is responsible for the proper use of the Group’s assets and resources and their protection. These include intellectual property such as trade secrets, patents, trademarks as well as installations, equipments and the assets and financial resources of the Group. These assets and resources must be used in accordance with their business destination or within the framework set, as the case may be, by the various Group entities. They may not be used for non-company business except where such use has been explicitly authorized by established procedures. Finally, each employee and officer should endeavor to protect the Group’s assets against any deterioration, alteration, fraud, loss or theft.

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FAIRNESS IN FINANCIAL REPORTING

The integrity of financial reporting is crucial to ensure the proper management of the Group as well as fair and accurate financial disclosures. Records, books and accounts as well as the financial statements of the various entities of the Group must appropriately reflect the transactions carried out by such entities and must conform to applicable legal requirements, to applicable generally accepted accounting principles and to the Group’s system of internal controls. Similarly, accounting and financial information provided under the Group’s reporting procedures must present a full and accurate disclosure of the financial situation of the relevant entities.

Employees and officers who prepare accounting records must act with precision, honesty and ensure that each entry is duly documented. Each and every employee and officer is expected to follow the rules and guidelines that apply to the booking and documentation of invoices, expenses and other items accounted for in the books. Unrecorded funds or assets should not be maintained unless permitted by applicable law or regulation, and reviewed by outside auditors, in accordance with generally accepted accounting principles. The rules and procedures applicable to accounting records are set out in the Group financial policies.

The periodic reports published by Lafarge or other Group entities or reports prepared for governmental authorities must present a full, fair, accurate, timely and understandable disclosure of the situation of the Group or its various entities.

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IMPORTANCE OF INTERNAL CONTROLS / INTERNAL AUDIT

Internal control plays an essential role in companies. It is designed to provide reasonable assurances to Group management as regards the reliability of financial and business information, the protection of assets, compliance with regulations and internal rules and procedures as well as the efficiency and relevance of the management and monitoring of Group operations.

Responsibility for the establishment, implementation and continued management of the internal controls processes lies with the management of each Business Unit as well as Group management. These processes include the maintenance of an appropriate control environment, the assessment of general and financial risks, the completion of controls, the sharing of information within the Group and outside the Group as well as the general monitoring of the process.

The internal audit carries out an independent evaluation of internal controls processes and monitors the implementation of its recommendations at the level of each entity of the Group. The principles and procedures governing internal controls and internal audit are set out in the relevant Group policy and Audit Charter.

All Group employees and officers must cooperate with the persons performing internal controls or audit procedures and properly respond to potential information requests. Furthermore, it is prohibited to hinder in any way the internal control and audit processes, including those carried out by external auditors, or to hide any information in this respect.

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IMPLEMENTATION OF PROCEDURES AND VIOLATIONS

Implementation

The implementation of the rules of business conduct is based on an organization and procedures combining flexibility and consistency. Each entity of the Group will be responsible for implementing these rules taking into consideration any local constraints that may be applicable as a result of local laws and regulations or the legal status of its employees. In addition, training and performance programs are organized in relation to these topics at Group level. The Group also seeks to enter into partnerships with clients, suppliers and industrial associates who share the same principles.

Alertness

Employees should see that these rules are complied with both by themselves and other employees. A dedicated line is made available to employees for them to report observed violations of the Code. When the situation requires so, the identity of an employee who has reported a violation shall be kept confidential. No entity of the Group will be permitted to take retaliation measures against an employee who has reported a violation in good faith.

Recommended approach in case of doubt

In certain situations, having to make a decision in compliance with the Group’s rules of business conduct may turn out to be difficult or complicated. In these situations, it is important to have a way to approach the different issues at stake :

–	Make sure you have all the facts: it is preferable to be fully informed of the situation before taking a decision.

–	Ask yourself what precisely is expected from you: this will enable you to distinguish between the objective and the means to achieve the objective and consider the alternatives you have.

–	Clarify your role and responsibility: in most situations, there is shared responsibility. Discuss the issues with your colleagues.

–	Discuss the problem with your supervisor: this is the basic guidance for all situations. Remember that it is your supervisor’s responsibility to help solve problems.

–	Seek help from Group resources: in case you are in doubt regarding the implementation of a specific law or regulation, you can contact the Group’s legal resources. Ask your supervisor which legal department you should be contacting in your situation. Considering the numerous laws and regulations to which the Group is subject, you may be redirected to an outside counsel

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Violations of the Code

The Code set forth rules which all employees and officers are required to follow, within the limits of their duties. More precise descriptions of certain principles set forth in this Code are contained in the policies, charters and other codes of conduct prepared by the Group or its entities on these topics. Employees and officers are encouraged to read these policies and are required to do so if they are affected by any of these topics in their duties. For any questions regarding the implementation of the rules of business conduction in specific situations, employees and officers are to contact their supervisor who will inform the Legal Department. In case the situation makes it difficult for an employee to contact her/his supervisor, the dedicated line should be used. Failure to comply with the rules set forth in the Code will be considered as misconduct and subject the employee or officer to legal action in accordance with applicable laws and regulations.